SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 333-82084-1

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

APPLETON PAPERS RETIREMENT SAVINGS AND

EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPERWEIGHT DEVELOPMENT CORP.

825 East Wisconsin Avenue

Appleton, Wisconsin 54912-0359

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

Appleton, Wisconsin

FINANCIAL STATEMENTS

With Independent Auditors’ Report

December 31, 2002 and 2001

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

INDEPENDENT AUDITORS’ REPORT

Plan Administrator

Appleton Papers Retirement Savings

    and Employee Stock Ownership Plan

Appleton, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Appleton Papers Retirement Savings and Employee Stock Ownership Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Appleton Papers Retirement Savings and Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

VIRCHOW, KRAUSE & COMPANY, LLP

/s/ Virchow, Krause & Company, LLP

Appleton, Wisconsin

March 26, 2003

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

ASSETS

	2002	2001
INVESTMENTS	$319,152,402	$209,017,846

RECEIVABLES
Employer contributions	4,438,206	1,153,606
Interest	4,393	2,459

Total Receivables	4,442,599	1,156,065

OTHER	644,343	652,090

Total Assets	324,239,344	210,826,001

LIABILITIES
ACCOUNTS PAYABLE	342,860	—

NET ASSETS AVAILABLE FOR BENEFITS	$323,896,484	$210,826,001

See accompanying notes to financial statements.

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2002 and 2001

	2002	2001
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$96,914,741	$7,839,186
Interest and dividends	1,984,098	4,622,907
Contributions:
Employer matching	7,755,427	4,463,106
Employee deferrals	12,810,141	10,748,319
Employee rollovers	510,774	2,177,571

Total additions	119,975,181	29,851,089

DEDUCTIONS
Benefit payments	5,778,648	25,968,114

Net Change	114,196,533	3,882,975
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of Year	210,826,001	201,048,879
Transfer from (to) other plans, net	(1,126,050)	5,894,147

NET ASSETS AVAILABLE FOR BENEFITS—END OF YEAR	$323,896,484	$210,826,001

See accompanying notes to financial statements.

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1—Description of Plan

The following description of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions.

General

The 401(k) plan of Appleton Papers Inc. (the “Company”), which was called the Appleton Papers Retirement Savings Plan, was amended and restated effective January 1, 2001 in the form of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan (the “KSOP” or the “Plan”). The Plan includes a separate employee stock ownership component (the “ESOP”). The Plan is a defined contribution plan. Eligibility of full-time salaried and nonsalaried employees and part-time employees to participate in the Plan is defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to reduce covered compensation in any whole percentage from 2% to the limit set by the plan administrator. The maximum compensation reduction for 2001 was 15% per year. Effective January 1, 2002, the maximum compensation reduction was increased to 50%. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches participant contributions to the Plan in varying amounts as defined in the Plan. In addition, the Company may make discretionary profit sharing contributions to the Plan. The Company’s matching and profit sharing contributions are made in cash and Paperweight Development Corp. (“PDC”) common stock. Company contributions are reduced by any unvested account balances that are forfeited by a participant.

In no event shall the contributions credited to a participant’s account for any plan year, either separately or when combined with Company contributions under all Company-qualified retirement plans, exceed the allowable deduction for federal income tax purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contributions, and allocations of Plan earnings as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions, rollover contributions, and actual earnings thereon. A participant’s right to funds contributed by the Company and related earnings thereon shall become vested and nonforfeitable upon the completion of each full year of service as follows:

Years of Service	1	2	3	4	5
Vesting %	20	40	60	80	100

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1—Description of Plan (cont.)

Withdrawals

The Plan provides for payment of benefits upon death, disability, retirement, resignation, dismissal or permanent layoff. The timing of the distributions are specified in the Plan.

Hardship withdrawals are permitted upon meeting certain requirements. The withdrawal must come from the non-ESOP component of the Plan first. Hardship withdrawals are made from participants’ elective accounts only to the extent available.

At December 31, 2002 and 2001, withdrawals from the non-ESOP component of the Plan of approximately $58,000 and $524,000, respectively, had been requested by participants but were not yet paid out.

Loan Provision

Participants may borrow from their account balance an amount equal to 50% of the vested account balance. The loan amount is further limited to a maximum of $25,000 from the ESOP component of the Plan and a maximum of $25,000 from the non-ESOP component of the Plan for reasons as defined in the Plan. The minimum loan is $1,000. Loans of 1 to 5 years may be taken (up to 15 years for primary residence loans). The interest rate charged on loans is established by the plan administrator which is credited to the participants’ own account. Loan repayments are made by payroll deduction, but participants may repay a loan in full at any time. A new loan may be taken only once in any twelve month period. Participants may not have more than one loan outstanding from each component of the Plan at any time.

Administrative Costs

Certain administrative costs are absorbed by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2—Significant Accounting Policies

Investments

The Plan’s non-ESOP investments are held in trust by Vanguard Fiduciary Trust Company and consist primarily of Vanguard mutual funds and Vanguard’s Retirement Savings Trust. The Vanguard Group of Investment Companies is a registered investment company, where one or more investment managers have discretionary authority to purchase and sell investments subject to the terms of the trust and investment management agreements and to the Plan’s investment policy statements.

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 2—Significant Accounting Policies (cont.)

The investments in the Vanguard Wellesley Income and Vanguard Prime Money Market funds are valued at market. Investments in the remaining equity mutual funds are valued at the redemption price, which approximates market value. The Vanguard Retirement Savings Trust is carried at fair value, which approximates contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses. The contracts contain restrictions which prohibit withdrawal of assets prior to contract maturity or impose penalties for each withdrawal.

The ESOP investments are held in trust by State Street Global Advisors and consist primarily of common shares of PDC. PDC holds 100% of the outstanding common stock of the Company. The shares of PDC were valued at fair value on December 31, 2002 and 2001. Fair value is determined semi-annually (June 30 and December 31) by an independent appraiser. The initial 10.7 million shares of PDC common stock were acquired by the Plan in early November 2001 at a price of $10.00 per share. At December 31, 2002 and 2001 the value of the PDC common stock, as determined by an independent appraiser, was $21.92 and $12.81 per share, respectively.

Purchases and sales of all investments in the non-ESOP component of the Plan are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Purchases and sales of shares of PDC common stock are conducted on a semi-annual basis and are based on the value determined by an independent appraiser as defined in the Plan.

Payment of Benefits

Benefits are recorded when paid.

Income Tax Status

The Plan obtained its latest determination letter on June 27, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since then and the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 3—Investments

The following table presents the fair value of investments held by the Plan. Individual investments that represent 5% or more of the Plan’s net assets in either year are separately identified.

	December 31,
	2002	2001
Cash and cash equivalents	$6,447,828	$3,900,063
Vanguard mutual funds:
Index 500 Portfolio	13,168,681	17,182,743
Other	25,556,124	30,564,585
Common stock:
Paperweight Development Corp.	254,334,335	136,866,802
Collective trust:
Vanguard Retirement Savings Trust	17,377,413	17,398,588
Participant loans	2,268,021	3,105,065

	$319,152,402	$209,017,846

The net depreciation (including gains and losses on investments bought, sold, and held during the period) in fair value of the non-ESOP investments during the years ended December 31, 2002 and 2001 was approximately $10.1 million and $22.8 million, respectively. This related entirely to mutual funds. The PDC common stock in the ESOP component of the Plan appreciated approximately $107.1 million and $30.7 million, respectively. The $30.7 million of appreciation for 2001 represents the fair value of the PDC common stock at December 31, 2001 over the price of the PDC common stock acquired by the ESOP component of the Plan in early November 2001.

NOTE 4—Parties-in-Interest Transactions

The Plan invests the assets of the non-ESOP component of the Plan in funds managed and sold by Vanguard Fiduciary Trust Company, trustee of the Plan. The Plan conducted the following transactions with this trustee:

	2002	2001
Total purchases	$12,688,067	$150,486,302
Total sales	12,067,774	255,445,705

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 5—Risks and Uncertainties

The Plan provides for various investment options in any combination of common stock, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6—Transfers of Assets

During 2000, the Company’s Combined Locks, Wisconsin Mill was spun off from the Company as a separate company named Appleton Coated LLC. In addition, certain employees of the Company’s Newton Falls Mill were also transferred to Appleton Coated LLC in 2000. The majority of the Plan’s net assets available for benefits related to the Combined Locks Mill employees and Newton Falls employees joining Appleton Coated LLC were transferred to the Appleton Coated LLC Retirement Savings Plan effective September 1, 2000. During 2002 and 2001, the remainder of the net assets related to those employees was transferred to the Appleton Coated plan. The total amount transferred was $1,126,050 and $285,900, respectively.

In November 2001, “eligible participants,” as “named fiduciaries” under ERISA, were offered a one-time irrevocable election to direct the ESOP trustee to accept the transfer of all or any part of their existing balances in the KSOP and the Appleton Papers Retirement Medical Savings Plan to the ESOP. The total amount transferred by eligible participants to the ESOP was approximately $107 million, of which $6.18 million came from the Retirement Medical Savings Plan.

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Plan No.    001

EIN:	36-2556469
Description	Number of Shares	Cost	Market Value
Cash and Cash Equivalents
Cash	N/A	$7,637	$7,637
Prime Money Market *	N/A	2,232,558	2,232,558
Government Short-term Investment Fund	N/A	4,207,633	4,207,633
Mutual Funds
Vanguard Explorer *	49,532	3,015,888	2,253,206
Vanguard Wellesley *	359,524	7,253,930	7,154,530
Vanguard Index 500 Portfolio *	162,276	12,676,923	13,168,681
Vanguard Windsor II *	344,678	8,504,733	7,169,293
Vanguard U.S. Growth *	473,403	11,511,856	5,709,240
Vanguard International Growth *	180,983	3,031,147	2,200,759
Vanguard Total Bond Market Index *	73,581	747,839	763,769
Vanguard Extended Market Index *	16,293	398,011	305,327
Common Stock
Paperweight Development Corp. *	11,602,845	117,939,043	254,334,335
Collective Trust
Vanguard Retirement Savings Trust *	N/A	17,377,413	17,377,413
Participant Loans (interest rates 7.0% – 12.5%)
Non-ESOP	N/A	—	2,142,667
ESOP	N/A		125,354

		$188,904,611	$319,152,402

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ESOP Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

(Name of Plan)

Signature	Title	Date

/S/ DOUGLAS P. BUTH Douglas P. Buth	Member, ESOP Committee	June 25, 2003

/S/ DALE E. PARKER Dale E. Parker	Member, ESOP Committee	June 25, 2003

/S/ PAUL J. KARCH Paul J. Karch	Member, ESOP Committee	June 25, 2003

/S/ RICK FANTINI Rick Fantini	Member, ESOP Committee	June 25, 2003

EXHIBIT INDEX

23.1    Consent of Virchow, Krause & Company, LLP.

99.1    Statement of Paul J. Karch, Member, ESOP Committee (Plan Administrator) pursuant to 18 U.S.C. Section 1350.